UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CoSine Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

221222607

(CUSIP Number)

Randall K. Gausman

Tut Systems, Inc.

600 SW Meadows Rd., Suite 200

Lake Oswego, OR 97035

(971) 217-0400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221222607

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tut Systems, Inc. 94-2958543

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,122,063

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,122,063

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Schedule relates to shares of Common Stock (“Issuer Common Stock”) of CoSine Communications, Inc. (“Issuer”).  CoSine’s principal executive offices are located at CoSine Communications, Inc., 560 S. Winchester Blvd., Suite 500, San Jose, California 95128

Item 2.	Identity and Background

This Schedule is being filed by Tut Systems, Inc. (“Tut Systems”), a Delaware Corporation.  The principal business address of Tut Systems, Inc., is 600 SW Meadows Rd. Suite 200, Lake Oswego, OR 97035.  Tut Systems designs, develops, and sells digital video processing systems that enable telephony-based service providers to deliver broadcast quality digital video signals over their networks.

(d) During the last five years, Tut Systems has not been convicted in a criminal proceeding.

(e)           During the last five years, Tut Sytems has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger, dated as of January 7, 2005 (the “Merger Agreement”), by and among Tut Systems, Cadillac Merger Sub, a Delaware corporation and wholly owned subsidiary of Tut Systems (“Merger Sub”), and the Issuer, and subject to the conditions set forth therein, the Issuer will be merged with and into Merger Sub (the “Merger”), with each share of Issuer Common Stock being converted into the right to receive a to-be-determined number of shares of common stock of Tut Systems, par value $.0001 per share (“Tut Systems Common Stock”). The Merger is subject to the approval of the Merger Agreement by the stockholders of Issuer and the approval by the stockholders of Tut Systems of the issuance of the Tut Systems Common Stock in connection with the Merger.  The foregoing summary of the Merger Agreement is qualified by reference to the copy of the form of the Voting Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 4.	Purpose of Transaction

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the Merger of the Issuer with and into Merger Sub in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of the Issuer will cease and the Merger Sub will continue as the surviving corporation and as a wholly owned subsidiary of Tut Systems (the “Surviving Corporation”). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them immediately prior to the Merger, a to-be-determined number of shares of Tut Systems Common Stock.

As an inducement for Tut Systems to enter into the Merger Agreement, certain stockholders of the issuer (collectively, the “Voting Agreement Stockholders”) have entered into Voting Agreement, dated as of January 7, 2005 (the “Voting Agreement”), with Tut Systems and have, by executing the Voting Agreement, irrevocably appointed Tut Systems (or any nominee of Tut Systems) as his, her or its lawful attorney and proxy. Such proxy gives Tut Systems the limited right to vote each of the 1,122,063 shares of Issuer Common Stock beneficially owned (collectively, the “Shares”), including options, by the Voting Agreement Stockholders in all matters related to the Merger.  The Voting Agreement Stockholders and the number of Shares beneficially owned by each of them are set forth in Schedule A hereto which is hereby incorporated by reference. The foregoing summary of the Voting Agreement is qualified by reference to the copy of the form of the Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Stockholders, Tut Systems (or any nominee of Tut Systems) will be limited, at every Issuer stockholders’ meeting called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following:  (a) in favor of adoption of the Merger Agreement and approval of the Merger, (b) against any proposal for any Acquisition Transaction (as defined in the Merger Agreement), other than the Merger, between the Company and any Person or entity other than Parent and (c) against any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled. The Voting Agreement Stockholders may vote the Shares on all other matters. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

(c) Not applicable.

(d)           Upon consummation of the Merger, the directors of Merger Sub shall be the directors of Merger Sub, until their respective successors are duly elected or appointed and qualified. The officers of Merger Sub shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

(e) Other than as a result of the Merger described in Item 3 above, not applicable.
(f) Not applicable.

(g)           Upon consummation of the Merger, the Certificate of Incorporation of the Surviving Corporation shall e amended in its entirety to read as set forth in Exhibit E to the Merger Agreement until thereafter amended as provided by the Delaware General Corporations Law (the “DGCL”) and such Certificate of Incorporation.  Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended, in accordance with the DGCL, the Certificate of Incorporation and such Bylaws.

(h) – (i) If the Merger is consummated as planned, all shares of the Issuer Common Stock will be deregistered under the Securities and Exchange Act of 1934 and delisted from the Nasdaq Stock Market.

(j)            Other than as described above, Tut Systems currently has no plan or proposals that relate to, or would result in, any of the matters required to be disclosed in response to paragraphs (a) through (j), inclusive of Item 4 of Schedule 13D (although Tut Systems reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a) – (b) As a result of the Voting Agreement, Tut Systems may be deemed to be the beneficial owner of at least 1,122,063 shares of Issuer Common Stock. Such Issuer Common Stock constitutes, based on the number of shares outstanding on February 8, 2005 as represented by the Issuer in the Merger Agreement together with the shares underlying options reported in this Schedule 13D, approximately 11% of the issued and outstanding shares of Issuer Common Stock.

Tut Systems has sole power to vote all of the Shares for the limited purposes described above in connection with the Voting Agreement.  However, Tut Systems disclaims any beneficial ownership of the shares of Issuer common stock which are covered by the Voting Agreement.  Tut Systems does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock other than pursuant to the Voting Agreement  and Tut Systems is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreement. To the best of Tut Systems’ knowledge, no shares of Issuer Common Stock are beneficially owned by any of the Offiers and Directors of Tut Systems named in Schedule B.

(c) Neither Tut Systems nor, to the knowledge of Tut Systems, any person named in Schedule B, has effected any transaction in the Issuer Common Stock during the past 60 days.

(d)           To Tut Systems’ knowledge, no other person than each record owner of Issuer common stock has the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such shares of Issuer common stock.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Voting Agreement, to the knowledge of Tut Systems, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION

Exhibit 1*	Agreement and Plan of Merger, dated as of January 7, 2005 by and among Tut Systems, Inc., Cadillac Merger Sub and CoSine Communications.
Exhibit 2	Form of Voting Agreement by and between Tut Systems, Inc. and certain stockholders of CoSine Communications, Inc.

*      Incorporated by reference to Exhibit 2.1 to Tut Systems, Inc.’s Current Report on Form 8-K filed on January 10, 2005.

SCHEDULE A

The following table sets forth the names, shares beneficially owned and the percentage of ownership of those CoSine Communications, Inc. stockholders who entered into a Voting Agreement with Tut Systems, Inc.

	Shares Beneficially Owned
Name	Number	Percent

Crescendo Ventures	890,244	8.7%
Stephen Goggiano	146,248	1.4%
Terry Gibson	40,083	*
Donald Green	32,063	*
Charles J. Abbe	9,950	*
R. David Spreng	3,475	*

SCHEDULE B

The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Tut Systems, Inc. (“Tut Systems”). The principal business address of each such director and executive officer is the address of Tut Systems, 6000 SW Meadows Rd. Suite 200, Lake Oswego, OR 97035. Each of such directors and executive officers is a citizen of the United States.

Name	Position
Salvatore D’Auria	Chairman of the Board, President and Chief Executive Officer
Craig Bender	Vice President of Marketing and Corporate Development
Mark Carpenter	Vice President of Partner Development
Randall Gausman	Vice President, Finance and Administration, Chief Financial Officer and Secretary
Robert Noonan	Vice President, Global Sales
Charles Van Dusen	Vice President, Chief Technical Officer
Neal Douglas	Director
Clifford Higgerson	Director
George Middlemas	Director
Roger Moore	Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2005
TUT SYSTEMS, INC., a Delaware corporation

	By:	/s/ Randall K. Gausman
		Name:	Randall K. Gausman
		Title:	Chief Financial Officer